UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Santarus, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817 30 4

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 802817 30 4		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Split Rock Partners, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐
Not Applicable

3	SEC Use Only

4	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,981,033 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,981,033 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,981,033 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 3.4%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer: The name of the issuer is Santarus, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 3721 Valley Centre Drive, Suite 400, San Diego, CA 92130

Item 2(a).	Name of Persons Filing: Split Rock Partners, LLC (“Split Rock” or the “Reporting Person”).
Item 2(b).	Address of Principal Business Office: The principal business address of Split Rock is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
Item 2(c).	Citizenship: Split Rock is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the Common Stock is 802817 30 4.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership:

(a)

Amount beneficially owned:
Split Rock may be deemed to own beneficially 1,981,033 shares of Common Stock of the Issuer, including shares held by SPVC IV, LLC (“SPVC IV”), SPVC V, LLC (“SPVC V”), SPVC VI, LLC (“SPVC VI”), SPVC Affiliates Fund I, LLC (“SPVC Affiliates”, and collectively with SPVC IV, SPVC V, and SPVC VI, the “SPVC Funds”), Windamere, LLC (“Windamere”), Windamere II, LLC (“Windamere II”) and Windamere III, LLC (“Windamere III”, and collectively with Windamere and Windamere II, the “Satellite Funds”).  Shares held by the SPVC Funds are jointly managed by Split Rock and Vesbridge Partners, LLC, however, voting and investment power over the shares has been delegated solely to Split Rock.  Split Rock has delegated voting and investment power with respect to the shares to three individuals, who require a two-thirds vote to act.  The Satellite Funds are managed by the managing member of each individual Satellite Fund; however, investments (in excess of certain amounts) or dispositions must be approved by the board of directors of each Satellite Fund.  Split Rock has the right to appoint a majority of the members of the board of directors of each Satellite Fund.

The table below sets forth the shares of Common Stock held by each entity described herein:

Entity	Number of Shares of Common Stock
Windamere	293,133
Windamere II	110,401
Windamere III	227,531
SPVC IV	317,490
SPVC V	63,861
SPVC VI	959,640
SPVC Affiliates	8,977

By virtue of the affiliate relationships among Split Rock, the SPVC Funds and the Satellite Funds, Split Rock may be deemed to own beneficially 1,981,033 shares described in this Schedule 13G.

The filing of this Statement shall not be construed as an admission that Split Rock is the beneficial owner of any securities covered by this Statement.

(b)

Percent of class:

Split Rock:  3.4%.  The foregoing percentages are calculated based on the 58,824,058 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the period ended September 30, 2010.

(c) Number of shares as to which Split Rock has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,981,033
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,981,033

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2011.

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer